                                                                    Exhibit 99.1

                                                          [FISHER & PAYKEL LOGO]

News Release
--------------------------------------------------------------------------------
STOCK EXCHANGE LISTINGS: NEW ZEALAND (FPH), AUSTRALIA (FPH), NASDAQ (FPHC)


FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED NEWS RELEASE

FISHER & PAYKEL HEALTHCARE ANNOUNCES RECORD NZ$26.2M THIRD QUARTER PROFIT FROM STRONG PRODUCT GROWTH AND CURRENCY GAIN

Auckland, New Zealand, 14 February 2003 - Fisher & Paykel Healthcare Corporation Limited (NZSE:FPH. ASX:FPH, NASDAQ:FPHC)

Fisher & Paykel Healthcare Corporation Limited today announced a record third quarter, with profit from continuing operations of NZ$26.2 million for the three months ended 31 December 2002. Revenue for the three months grew 17% in US dollar terms, compared with the prior comparable quarter in 2001. Forecasts for its fourth quarter are for continued strong US dollar revenue growth.

The third quarter result compares with NZ$14.1 million profit in the comparable three month period and the result includes an unrealised foreign exchange currency gain of NZ$13.9 million after-tax.

The company's results were driven by particularly strong growth in sales of products for the treatment of obstructive sleep apnea (OSA), with OSA revenue increasing by 36%, in US dollar terms, in the quarter ended 31 December 2002. This contributed to 20% revenue growth overall in the company's core product range. In US dollar terms, respiratory humidification revenue increased by 9% and neonatal and patient warming revenue increased by 17% over the prior comparable quarter.

"The performance of the OSA product group was again very encouraging with strong growth achieved in both the US and international markets by integrated flow generator-humidifiers, CPAP humidifiers and masks compared with the same quarter a year ago", said Managing Director and Chief Executive Officer, Michael Daniell.

In the respiratory humidification product group, the company's adult and neonatal breathing circuits achieved strong growth and continued to gain market share.

"We're also pleased with the initial acceptance of our infant CPAP system which is used for breathing support of new-born babies and which we believe can provide a significant improvement in neonatal respiratory care."

Mr Daniell noted the company's NZ$13.9 million after-tax foreign exchange currency gain for the three months. The company currently has in place a mix of foreign exchange contracts and call options, up to four years forward, with a face value of approximately NZ$460 million. The instruments are at an average exchange rate of approximately 0.453 US dollars and 0.465 Euros to the New Zealand dollar. As previously announced, along with its decision to de-list from Nasdaq, the company has changed its treatment of foreign exchange instruments and since 6 November 2002 has treated them as hedges under NZ GAAP for accounting purposes.

"For the fourth quarter we expect to see a continuation of strong revenue growth in our core products and we are now on target to achieve total revenue for the year of approximately US$101 million against US$89 million for the prior year", said Mr. Daniell.

Financial Statements

Attached to this news release are condensed financial statements in both NZ dollars and US dollars.

About Fisher & Paykel Healthcare

Fisher & Paykel Healthcare is a leading designer, manufacturer and marketer of heated humidification products and systems for use in respiratory care and the treatment of obstructive sleep apnea. It also offers an innovative range of patient warming devices and neonatal care products. The Company's products are sold in over 90 countries worldwide.

Following its reorganisation in November 2001 the Company reports the results of the healthcare business, its only remaining business, as continuing operations, and the results of the appliances and finance businesses that it no longer operates as discontinued operations.


Fiscal 2003 Third Quarter and Nine Months Earnings Conference Call

Fisher & Paykel Healthcare will host a conference call to review its results for the quarter ended 31 December 2002 and to discuss the outlook for the full year. The conference call will be broadcast simultaneously over the Internet.

To listen to the webcast, to be held at 9.30am NZT, 7.30am AEST on Friday 14 February (3.30pm USEST, Thursday 13 February), access the company's website at www.fphcare.com. Please allow extra time prior to the webcast to visit the site and download the streaming media software required. An online archive of the event will be available approximately two hours after the webcast and will remain onsite for approximately two weeks.

For those people unable to access the call via the Internet, an audio replay will be available from approximately 11.30am NZT for two weeks. To listen to the replay you should dial +61 2 8524 1009 international or 02 8524 1009 within Australia. The passcode to access the recording is 124996#.

For further information contact Michael Daniell CEO on +64 9 574 0161 or Tony Barclay CFO on +64 9 574 0119 at Fisher & Paykel Healthcare Corporation Limited or visit the company's website at www.fphcare.com

Forward Looking Statements

This document may contain forward-looking statements that represent the company's present expectations or beliefs concerning future events. The company cautions that such statements involve known or unknown risks, uncertainties and other factors that may cause its actual results or performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include: foreign exchange currency fluctuations, because its revenues, costs and liabilities are denominated in multiple currencies; competitive factors, because the markets for its products are highly competitive; a change in the technology relating to its products; fluctuations in its future financial results; its ability to protect its proprietary technologies by successfully enforcing its intellectual property rights, and not infringing the patents or proprietary rights of other parties; the ability of patients to be reimbursed by third-party payors; product recalls; and operational, political and other business risks arising from the international scope of its operations. Additional discussion of these and other factors which may cause the company's results or performance to differ materially from those expressed or implied in the forward-looking statements is contained in the company's filings with the US Securities and Exchange Commission, included under the heading "Risk Factors" in its Annual Report on form 20F filed on 1 July 2002. The company does not undertake to publicly update or revise any forward-looking statements.
Ends//

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED
                                AND SUBSIDIARIES
    Condensed Statements of Financial Performance from Continuing Operations
                                   (unaudited)
               (In thousands of NZ dollars, except per share data)


                                                              Three Months Ended                 Nine Months Ended

                                                                 December 31,                        December 31,

                                                            2002             2001             2002             2001

Operating revenue from continuing operations              $55,018          $55,847         $156,107          $157,372

Cost of sales                                              18,875           18,711           51,324            46,848
                                                  ----------------- ---------------- ---------------- -----------------

Gross profit                                               36,143           37,136          104,783           110,524

Operating expenses:


  Selling, general and administrative                      14,451           14,540           41,789            42,629

  Research and development                                  2,913            2,567            8,563             7,573
                                                  ----------------- ---------------- ---------------- -----------------

Total operating expenses                                   17,364           17,107           50,352            50,202
                                                  ----------------- ---------------- ---------------- -----------------

Operating profit                                           18,779           20,029           54,431            60,322

Other income (expenses), net:

  Interest income (expense), net                              656              (43)           2,476              (976)

  Foreign currency exchange profit                         20,672            2,366           34,326             1,407

  Other expenses                                                -             (957)               -              (957)
                                                  ----------------- ---------------- ---------------- -----------------
Total other income (expenses), net                         21,328            1,366           36,802              (526)
                                                  ----------------- ---------------- ---------------- -----------------

Profit from continuing operations before
  taxation                                                 40,107           21,395           91,233            59,796

Taxation                                                  (13,904)          (7,322)         (31,223)          (20,035)
                                                  ----------------- ---------------- ---------------- -----------------

Profit from continuing operations after taxation          $26,203          $14,073          $60,010           $39,761
                                                  ================= ================ ================ =================

Basic earnings per share                                    $0.26            $0.13            $0.59             $0.35

Diluted earnings per share                                  $0.25            $0.13            $0.58             $0.35

Weighted average basic shares outstanding             102,367,119      107,592,308      102,357,854       114,604,861

Weighted average diluted shares outstanding           103,883,619      108,615,308      103,877,798       114,945,861

                  Operating Revenue from Continuing Operations
                                   (unaudited)
                          (In thousands of NZ dollars)

                                                        Three Months Ended               Nine Months Ended
                                                           December 31,                     December 31,
                                                        2002             2001            2002             2001
Respiratory humidification products                       $26,452        $28,954           $76,486        $82,037
OSA products                                               22,780         19,806            63,222         55,493
Patient warming and neonatal care products                  3,595          3,647             9,366          9,360
                                                  ----------------- -------------- ----------------- --------------
Core products sub-total                                   $52,827        $52,407          $149,074       $146,890
Distributed products                                        2,191          3,440             7,033         10,482
                                                  ----------------- -------------- ----------------- --------------
Total                                                     $55,018        $55,847          $156,107       $157,372
                                                  ================= ============== ================= ==============






                   Condensed Statements of Financial Position
                                   (unaudited)
                          (In thousands of NZ dollars)

                                                         As of December 31, 2002       As of March 31, 2002

Cash                                                                      $8,536                    $73,310
Short-term investments                                                    37,533                          -
Accounts receivable                                                       64,769                     41,752
Inventories                                                               20,722                     19,216
Other current assets                                                       1,161                      6,304
                                                  -------------------------------- --------------------------
Total current assets                                                     132,721                    140,582
Fixed assets                                                              71,271                     63,236
Other assets                                                              16,765                     11,515
                                                  -------------------------------- --------------------------
Total assets                                                            $220,757                   $215,333
                                                  ================================ ==========================
Current liabilities                                                      $40,162                    $41,760
Long-term liabilities                                                      1,141                      1,690
Shareholders' equity                                                     179,454                    171,883
                                                  -------------------------------- --------------------------
Total liabilities and shareholders' equity                              $220,757                   $215,333
                                                  ================================ ==========================

Ends//

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED
                                AND SUBSIDIARIES
    Condensed Statements of Financial Performance from Continuing Operations
                                   (unaudited)
                (In thousands of US dollars, except per ADS data)


                                                                Three Months Ended                 Nine Months Ended
                                                                    December 31,                       December 31,
                                                             2002              2001               2002              2001

Operating revenue from continuing operations               $26,956           $23,055            $74,276           $65,145

Cost of sales                                                9,231             7,727             24,420            19,419
                                                  ------------------ ----------------- ------------------ -----------------

Gross profit                                                17,725            15,328             49,856            45,726

Operating expenses:


  Selling, general and administrative                        7,086             6,002             19,883            17,644

  Research and development                                   1,429             1,060              4,074             3,135
                                                  ------------------ ----------------- ------------------ -----------------
Total operating expenses                                     8,515             7,062             23,957            20,779
                                                  ------------------ ----------------- ------------------ -----------------

Operating profit                                             9,210             8,266             25,899            24,947

Other income (expenses), net:

  Interest income (expense), net                               326               (16)             1,178              (404)

  Foreign currency exchange profit                           9,941               982             16,332             1,945

  Other expenses                                                 -              (395)                 -              (395)
                                                  ------------------ ----------------- ------------------ -----------------
Total other income (expenses), net                          10,267               571             17,510             1,146
                                                  ------------------ ----------------- ------------------ -----------------

Profit from continuing operations before                    19,477             8,837             43,409            26,093
  taxation

Taxation                                                    (6,749)           (3,024)           (14,856)           (8,732)
                                                  ------------------ ----------------- ------------------ -----------------
Profit from continuing operations after taxation           $12,728            $5,813            $28,553           $17,361
                                                  ================== ================= ================== =================

Basic earnings per ADS                                       $0.50             $0.22              $1.12             $0.61

Diluted earnings per ADS                                     $0.49             $0.21              $1.10             $0.60

Weighted average notional basic ADSs outstanding        25,591,780        26,898,077         25,589,464        28,651,215

Weighted average notional diluted ADSs                  25,970,905        27,153,827         25,969,450        28,736,465
outstanding

                  Operating Revenue from Continuing Operations
                                   (unaudited)
                          (In thousands of US dollars)

                                                               Three Months Ended                    Nine Months Ended
                                                                   December 31,                         December 31,
                                                              2002              2001               2002              2001

Respiratory humidification products                        $12,986           $11,952            $36,417           $33,964
OSA products                                                11,131             8,176             30,048            22,950
Patient warming and neonatal care
 products                                                    1,761             1,507              4,470             3,886
                                                  ------------------ ----------------- ------------------ -----------------
Core products sub-total                                    $25,878           $21,635            $70,935           $60,800

Distributed products                                         1,078             1,420              3,341             4,345
                                                  ------------------ ----------------- ------------------ -----------------
Total                                                      $26,956           $23,055            $74,276           $65,145
                                                  ================== ================= ================== =================





                    Condensed Statement of Financial Position
                                   (unaudited)
                          (In thousands of US dollars)

                                                       As of December 31, 2002   As of March 31, 2002

Cash                                                                    $4,485                $32,315
Short-term investments                                                  19,720                      -
Accounts receivable                                                     34,030                 18,404
Inventories                                                             10,887                  8,470
Other current assets                                                       610                  2,779
                                                      -------------------------- ----------------------
Total current assets                                                    69,732                 61,968
Fixed assets                                                            37,446                 27,874
Other assets                                                             8,808                  5,076
                                                      -------------------------- ----------------------
Total assets                                                          $115,986                $94,918
                                                      ========================== ======================
Current liabilities                                                    $21,102                $18,407
Long-term liabilities                                                      599                    745
Shareholders' equity                                                    94,285                 75,766
                                                      -------------------------- ----------------------
Total liabilities and shareholders' equity                            $115,986                $94,918
                                                      ========================== ======================

Ends//